Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three Months
Ended March 31, 2020

Tel-Aviv, Israel, May 28, 2020 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three months ended March 31, 2020 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On May 27, 2020, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the annual report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the quarter ended March 31, 2020 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about June 22, 2020.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended March 31, 2020 - approximately NIS 678.8 million.
•	Dorad’s unaudited operating profit for the year ended March 31, 2020 - approximately NIS 107.1 million.

Dorad’s financial statements for the quarter ended March 31, 2020 note that following the outbreak of the coronavirus (COVID-19) in China in December 2019, and the spreading of the coronavirus to many other countries in early 2020, there has been a decline in the scope of economic activity in many regions of the world, as well as in Israel. The spreading of the coronavirus caused, among other things, a disruption in the supply chain, a decrease in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world, as well as declines in the value of financial assets and commodities in markets in Israel and around the world. Dorad notes that it is operating in accordance with the guidelines of the Israeli Ministries of Energy and Health on dealing with the coronavirus crisis, including preparations of the operation and maintenance employees of the power plant and shift work as required. Dorad’s financial statements further note that in light of the crisis, there is a certain decrease in the electricity consumption of various customers, and there is also a certain decrease in the demand of the Israel Electric Company, however the period March-June is an interim period in which the electricity consumption is not the highest in the year, and accordingly such reduction has not resulted in a material effect at this time. Dorad notes that it is continuously examining its potential methods of action in the event of a material decline in its income as a result of the spread of the coronavirus.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended March 31, 2020, which include the winter months of January and February and the intermediate month of March, are not indicative of full year results. In addition, due to various reasons, including the effects of the spread of COVID-19 and the economic impact of such spread and of actions taken by governments and authorities, the results included herein may not be indicative of first quarter results in the future.

A translation of the financial results for Dorad as of and for the year ended December 31, 2019 and as of and for the the three month periods ended March 31, 2019 and 2020 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•
75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, including the outcome of the hearing process, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas and the impact of the coronavirus pandemic on Dorad’s operations and projects, including in connection with reductions in the consumption of electricity by Dorad’s customers and the Israeli Electricity Company, delays in supply of gas, steps taken by Israeli authorities, regulatory changes, changes in the supply and prices of resources required for the operation of the Dorad’s facilities (and in the price of oil and electricity, and technical and other disruptions in the operation of Dorad), in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statement of Financial Position

	March 31	March 31	December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	350,722	286,798	266,021
Trade receivables	240,563	242,852	292,759
Other receivables	20,110	52,719	22,685
Financial derivatives	1,603	-	-
Total current assets	612,998	582,369	581,465

Non-current assets
Restricted deposit	443,210	427,671	438,032
Prepaid expenses	36,696	41,175	37,225
Fixed assets	3,659,265	3,819,496	3,698,716
Intangible assets	2,022	2,463	2,247
Right of use assets	62,918	54,063	64,161
Total non-current assets	4,204,111	4,344,868	4,240,381

Total assets	4,817,109	4,927,237	4,821,846

Current liabilities
Current maturities of loans from banks	268,394	257,502	231,380
Current maturities of loans from related parties	-	18,175	-
Current maturities of lease liabilities	3,005	4,294	4,551
Trade payables	283,617	286,459	288,127
Other payables	10,313	8,141	10,509
Financial derivatives	-	111	-
Total current liabilities	565,329	574,682	534,567

Non-current liabilities
Loans from banks	2,790,335	3,007,784	2,803,975
Long-term lease liabilities	55,543	46,974	54,052
Provision for dismantling and restoration	46,526	35,647	36,102
Deferred tax liabilities	190,499	140,615	170,676
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	3,083,063	3,231,180	3,064,965

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	522,759	475,417	576,356
Total equity	1,168,717	1,121,375	1,222,314

Total liabilities and equity	4,817,109	4,927,237	4,821,846

Dorad Energy Ltd.
Condensed Interim Statement of Income

	For the three months ended March 31		Year ended December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Revenues	678,818	713,078	2,700,766

Operating costs of the Power Plant

Energy costs	145,871	159,826	708,662
Electricity purchase and infrastructure services	334,178	342,885	1,208,223
Depreciation and amortization	53,433	49,300	214,248
Other operating costs	38,194	40,789	151,116

Total operating cost of Power Plant	571,676	592,800	2,282,249

Profit from operating the Power Plant	107,142	120,278	418,517

General and administrative expenses	6,484	4,972	20,676

Operating profit	100,658	115,306	397,841

Financing income	9,669	1,031	4,237
Financing expenses	24,101	38,139	192,881

Financing expenses, net	14,432	37,108	188,644

Profit before taxes on income	86,226	78,198	209,197

Taxes on income	19,823	17,813	47,873

Profit for the period	66,403	60,385	161,324

Dorad Energy Ltd.
Condensed Interim Statement of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the three months
ended March 31, 2020
(Unaudited)

Balance as at
January 1, 2020 (Audited)	11	642,199	3,748	576,356	1,222,314

Profit for the period	-	-	-	66,403	66,403
Dividend to the Company’s
shareholders	-	-	-	(120,000)	(120,000)

Balance as at
March 31, 2020
(Unaudited)	11	642,199	3,748	522,759	1,168,717

For the three months
ended March 31, 2019
(Unaudited)

Balance as at
January 1, 2019 (Audited)	11	642,199	3,748	415,032	1,060,990

Profit for the period	-	-	-	60,385	60,385

Balance as at
March 31, 2019
(Unaudited)	11	642,199	3,748	475,417	1,121,375

For the year ended
December 31, 2019
(Audited)

Balance as at
January 1, 2019 (Audited)	11	642,199	3,748	415,032	1,060,990

Profit for the year	-	-	-	161,324	161,324

Balance as at
December 31, 2019
(Audited)	11	642,199	3,748	576,356	1,222,314

Dorad Energy Ltd.
Condensed Interim Statement of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities:
Profit for the period	66,403	60,385	161,324

Adjustments:
Depreciation and amortization and fuel consumption	54,653	57,368	239,323
Taxes on income	19,823	17,813	47,873
Financing expenses, net	14,432	37,108	188,644
	88,908	112,289	475,840

Change in trade receivables	52,196	55,145	5,238
Change in other receivables	2,575	3,698	25,394
Change in trade payables	(2,950)	(55,854)	(57,719)
Change in other payables	(195)	2,175	4,543
	51,626	5,164	(22,544)

Net cash flows provided by operating activities	206,937	177,838	614,620

Cash flows used in investing activities
Proceeds from (payment for) settlement of financial derivatives	727	(393)	(4,551)
Insurance proceeds in respect of damage to fixed asset	-	-	8,336
Investment in long-term restricted deposits	-	-	(14,000)
Investment in fixed assets	(3,160)	(4,946)	(60,476)
Investment in intangible assets	(69)	-	(939)
Interest received	1,173	1,012	4,213

Net cash flows used in investing activities	(1,329)	(4,327)	(67,417)

Cash flows from financing activities:
Repayment of lease liability principal	(147)	(4,098)	(8,513)
Repayment of loans from related parties	-	-	(17,704)
Repayment of loans from banks	-	-	(189,893)
Dividends and exchange rate paid	(123,739)	-	-
Interest paid	(188)	(124)	(182,435)

Net cash flows used in financing activities	(124,074)	(4,222)	(398,545)

Net increase in cash and cash equivalents
for the period	81,534	169,289	148,658

Effect of exchange rate fluctuations on cash and cash
equivalents	3,167	289	143

Cash and cash equivalents at beginning of period	266,021	117,220	117,220

Cash and cash equivalents at end of period	350,722	286,798	266,021